Exhibit 3.1

December 16, 2024	$250,000

PROMISSORY NOTE AND SHARE ISSUANCE AGREEMENT

For value received, the undersigned, Jabez Biosciences, Inc. (“Maker”), hereby promises to pay to the order of Crown Global Insurance Company of America FBO Separate Account                    (“Payee”), the principal sum Two Hundred Fifty Thousand Dollars ($250,000) (“Principal Sum”), as provided in this promissory note (this “Note”).

Interest and Payments. The outstanding principal balance of this Note of Two Hundred Fifty Thousand Dollars ($250,000) along with an interest payment of Fifty Thousand Dollars ($50,000) for a total payment of Three Hundred Thousand Dollars ($300,000) shall be paid at maturity. In addition, Maker shall make payments toward principal and interest equal to fifty (50) percent of net proceeds, less expenses, from the sale of Maker’s planned Regulation A filing. Said payment shall be credited toward principal and interest hereunder.

Maturity Date. All unpaid principal and other amounts owing under this Note shall be made payable in full on the date that is Fifteen (15) months from the above date (the “Maturity Date”). Maker shall have the right to prepay this Note at any time without penalty. All payments by the Maker shall be made as designated by Payee.

Share Issuance. For separate and additional consideration herein, Maker shall issue to Payee 250,000 Shares of Common Stock of the Company (the “Shares”). As soon as reasonably practicable, Company shall deliver the Shares to Purchaser, in electronic form from the Company’s transfer agent. The Shares, once issued to Purchaser, will be restricted shares as that term is defined under applicable federal and state law, and may not be sold until such time as any restrictive resale periods have expired and then may be sold under the provisions of such governing laws.

Default; Remedies. Upon the occurrence and during the continuance of (a) a default in the Maker’ s obligations under this note, which default has not been cured within fifteen (15) days following written notice of such default from Payee to the Maker, Payee may declare the entire unpaid principal of and unpaid interest on this Note immediately due and payable, without notice, demand, or presentment, all of which are hereby waived, foreclose any liens or security interests securing all or any part hereof, offset against this Note any sum or sums owed by the Payee to the Maker, or exercise any other right or remedy to which the Payee may be entitled by agreement, at law, or in equity.

Costs of Collection. If this Note is placed in the hands of an attorney for collection, or if it is collected through any legal proceedings, the Maker agrees to pay court costs, reasonable attorneys’ fees, and other reasonable costs of collection of the Payee.

Entirety, Governing Law. This Note reflects the full and final agreement between the Parties with regard to all matters set forth herein and no amendment, alteration or modification hereof shall be binding unless in writing and signed by both parties. This Note and transaction shall be governed in all respects under Florida law and venue in any action arising out of or related to this Note or transaction shall lie exclusively in the Courts in and for Flagler County, Florida, for all purposes.

Executed to be effective as of the date set forth above.

Jabez Biosciences, Inc.		Crown Global Insurance Company of America FBO Separate Account

By:	/s/ Brian Cogley	By:	/s/ Damien Rios
Name:	Brian Cogley	Name:	Damien Rios, Vice President & Secretary
Title:	CFO
		By:	/s/ Michel D’Alto
		Name:	Michel D’Alto, Vice President